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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (AMENDMENT NO. 5)


                      FIRST FEDERAL FINANCIAL BANCORP, INC.
 ------------------------------------------------------------------------------
                                (Name of Issuer)



                     COMMON STOCK, PAR VALUE $.01 PER SHARE
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   319988 10 1
 ------------------------------------------------------------------------------
                                 (CUSIP Number)



                                DECEMBER 31, 2001
 ------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         /X/ Rule 13d-1(b)


                                Page 1 of 6 Pages


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CUSIP NO. 319988 10 1                                          Page 2 of 6 Pages


1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         First Federal Financial Bancorp, Inc. Employee Stock
         Ownership Plan (ENTITY ONLY)
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                       (b)  [  ]

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3.       SEC USE ONLY


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4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio

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5.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
         VOTING POWER

         26,817.1

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6.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
         SHARED VOTING POWER

         23,500.9

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7.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
         DISPOSITIVE POWER

         26,817.1

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8.       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
         SHARED DISPOSITIVE POWER

         23,500.9

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CUSIP NO. 319988 10 1                                          Page 3 of 6 Pages


9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         50,318

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10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES   [  ]


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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         11.3%

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12.      TYPE OF REPORTING PERSON

         EP

ITEM 1(a)         NAME OF ISSUER:

                  First Federal Financial Bancorp, Inc.

ITEM 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  415 Center Street
                  Ironton, Ohio  45638

ITEM 2(a)         NAME OF PERSON FILING:

                  First Federal Financial Bancorp, Inc. Employee Stock Ownership Plan

ITEM 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  First Federal Financial Bancorp, Inc.
                  415 Center Street
                  Ironton, Ohio  45638

ITEM 2(c)         CITIZENSHIP:

                  Ohio


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CUSIP NO. 319988 10 1                                          Page 4 of 6 Pages


ITEM 2(d)         TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $.01 per share

ITEM 2(e)         CUSIP NUMBER:

                  319988 10 1

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  (f) /x/ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

ITEM 4.           OWNERSHIP.

                  (a)      Amount beneficially owned:

                           50,318

                  (b)      Percent of class: 11.3%

                  (c)      Number of shares as to which such person has:

                           (i)      Sole power to vote or to direct the vote            26,817.1

                           (ii)     Shared power to vote or to direct the vote          23,500.9

                           (iii)    Sole power to dispose or to direct the
                                    disposition of                                      26,817.1

                           (iv)     Shared power to dispose or to direct the
                                    disposition of                                      23,500.9

                           The First Federal Financial Bancorp, Inc. Employee Stock Ownership Plan Trust ("Trust") was established pursuant to the First Federal Financial Bancorp, Inc. Employee Stock Ownership Plan ("ESOP"). Under the terms of the ESOP, the Trustees will generally vote the allocated shares held in the ESOP in accordance with the instructions of the participating employees. Unallocated shares held in the ESOP will generally be voted by the ESOP Trustees in the same proportion for and against proposals to stockholders as the ESOP participants and beneficiaries actually vote shares of Common Stock allocated to their individual accounts, subject in each case to the fiduciary duties of the ESOP trustees and applicable law. Any



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CUSIP NO. 319988 10 1                                          Page 5 of 6 Pages


                           allocated shares which either abstain on the proposal or are not voted will be disregarded in determining the percentage of stock voted for and against each proposal by the participants and beneficiaries. As of December 31, 2001, 23,500.9 shares had been allocated to participants' accounts and 26,817.1 shares were unallocated.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable since the reporting entity owns more than 5% of the class.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Participants in the ESOP are entitled to receive dividends on, and the proceeds from, the sale of the shares allocated to their accounts. The ESOP does not own more than 5% on behalf of another person.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable since the reporting entity is not a member of a group.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable since the reporting entity is not a member of a group.

ITEM 10.          CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP NO 319988 10 1                                           Page 6 of 6 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    FIRST FEDERAL FINANCIAL BANCORP, INC.
                                    EMPLOYEE STOCK OWNERSHIP PLAN TRUST

February 12, 2002                   By:     /s/ Thomas D. Phillips
                                            ------------------------------------
                                            Thomas D. Phillips, Trustee


February 12, 2002                   By:     /s/ Edward R. Rambacher
                                            ------------------------------------
                                            Edward R. Rambacher, Trustee



February 12, 2002                   By:     /s/ I. Vincent Rice
                                            ------------------------------------
                                            I. Vincent Rice, Trustee